February 1, 2017

VIA SEDAR

British Columbia Securities Commission

Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
Autorité des Marchés Financiers (Québec)

Dear Sirs/Mesdames:

Re:

Fortuna Silver Mines Inc. (the “Company”) – Refiling of Technical Reports

We refer to SEDAR Project numbers 02532926 and 02532923 in connection with the filing of the Company’s technical reports entitled “Fortuna Silver Mines Inc.: San Jose Property, Oaxaca, Mexico” dated effective August 20, 2016 (the “San Jose Report”) and “Fortuna Silver Mines Inc.: Caylloma Property, Caylloma District, Peru” dated effective August 31, 2016 (the “Caylloma Report” and, together with the San Jose Report, the “Technical Reports”).

We were informed by the British Columbia Securities Commission that Item 24 of the Technical Reports contained disclosure restricted by Section 2.3(1)(b) of National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

We were also informed that the Technical Reports made reference to the CIM Definition Standards on Mineral Resources and Mineral Reserves as adopted on November 27, 2010 instead of referencing the CIM Definition Standards on Mineral Resources and Mineral Reserves as adopted on May 10, 2014.

As such, the Company is filing amended technical reports (the “Amended Technical Reports”) in which Item 24 of the Technical Reports has been removed, and the relevant references to the CIM Definition Standards on Mineral Resources and Mineral Reserves have been corrected to reflect the standards adopted on May 10, 2014, which were used in the preparation of the Technical Reports. The removal of Item 24 from the Amended Technical Reports has no impact on the remainder of the Amended Technical Reports, as all other economic assessments have been prepared exclusively with information derived from mineral reserves.

The Amended Technical Reports are dated January 30, 2017; however, the effective dates of the Amended Technical Reports remain unchanged. No other changes have been made to the Amended Technical Reports.

FORTUNA SILVER MINES INC.

Jorge Ganoza Durant
President & Chief Executive Officer